June 10, 2019

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Tenet Healthcare Corporation
Response to Staff Comment dated June 3, 2019
File No. 001-07293

This letter sets forth the response of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us”) to the comment letter (the “Comment Letter”), dated June 3, 2019, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”), which was filed with the Securities and Exchange Commission on February 25, 2019.

The responses set forth below correspond to the numeric comment in the Comment Letter. The page references in the responses below correspond to the 2018 Form 10-K.

Notes to the consolidated financial statements
Impairment and restructuring charges, and acquisition-related costs
Year ended December 31, 2018, page 112

1.
We note that you recorded impairment charges of $77 million, $402 million, and $54 million during 2018, 2017, and 2016 respectively. For 2018, the material adverse trends you describe include “reductions in volumes of insured patients, shifts in payer mix from commercial to governmental payers combined with reductions in reimbursement rates from governmental payers, and high levels of uninsured patients.” It appears that these factors may apply more broadly as disclosed in your Selected Operating statistics on page 42 and also described in your Trends and Strategies section on page 40. To help us better understand your disclosure, tell us whether you expect these trends to have similar impacts on your other hospitals. For any long-lived asset groups (hospitals) for which you have determined that undiscounted cash flows are not substantially in excess of their carrying value and if, in the aggregate or individually, they could materially impact your operating results in the near term, please disclose the following in future filings:

Tenet Healthcare
1445 Ross Avenue, Suite 1400, Dallas, Texas 75202-2703 T 469-893-2000 W tenethealth.com

•	the carrying values of the asset groups

•	the percentage by which undiscounted cash flows exceed the carrying values

•	their fair values.

Company Response

To provide context before responding to the Staff’s comment, the Company notes that our Selected Operating statistics disclosed on page 42 included the impact of recent divestitures, and the Company kindly directs the Staff to the operating statistics on pages 59 to 60, which reflect the same-hospital trends that applied to our remaining hospitals.

In response to the part of the Staff’s comment that questions whether the material adverse trends in insured volumes, payer mix changes and reimbursement rates from government payers that impacted hospitals impaired in 2018 more broadly impacted other hospitals, the specific trends varied by long-lived asset group, but these were not materially adverse trends for other long-lived asset groups. In general, the trends for other long-lived asset groups were mostly positive or only slightly negative. The current trends, whether positive or negative, for each long-lived asset group were utilized in developing the undiscounted future cash flow estimates used in our 2018 impairment analysis and will continue to be updated in the future to disclose the information below.

In future filings, to the extent applicable to one or more long-lived asset groups whereby we have determined that estimates of undiscounted future cash flows are not substantially in excess of their carrying values and they could materially impact our operating results in the near term, we will disclose the carrying values of the long-lived asset groups and the percentage by which the estimated undiscounted future cash flows exceed the carrying values or in instances where the estimated undiscounted cash flows did not exceed the carrying values, the estimated fair values. We will incorporate this information within our critical accounting estimate disclosure on impairment of long-lived assets using language similar to the following:

In our most recent impairment analysis as of December 31, 20XX, we had X hospitals with an aggregate carrying value of long-lived assets of $XX million whose estimated undiscounted future cash flows exceeded the carrying value of long-lived assets by only X%. The estimated undiscounted future cash flows of these long-lived asset groups are not considered to be substantially in excess of cash flows necessary to recover the carrying values of their long-lived assets. Future adverse trends that necessitate changes in the estimates of undiscounted future cash flows could result in the estimated undiscounted future cash flows being less than the carrying values of the long-lived assets, which would require a fair value assessment, and if the fair value amount is less than the carrying value of the long-lived assets, material impairment charges could result. We also had X hospitals with an aggregate carrying value of long-lived assets of $XX million whose estimated undiscounted future cash flows did not exceed the carrying value of long-lived assets. However, the fair value of those long-lived assets of $XX million exceeded the carrying value, so no impairment was recorded. Future adverse trends that reduce the estimated fair value of the long-lived assets could result in future impairment charges that could be material.

To the extent that we recognize impairment charges in our consolidated financial statements, we will continue to disclose the fair value of the impaired assets in our Fair Value Measurements footnote.

Should you have any questions or comments with respect to this filing, please contact me at (469) 893-2227.

Sincerely,

/s/ R. Scott Ramsey

R. Scott Ramsey
Vice President and Controller

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